Exhibit 99.11

NICE Recognizes Innovators in Driving Frictionless Experiences, Unveiling CX
Excellence Award Winners at Interactions Live 2022

Winners drove excellence in bringing CX visions to life by enabling exceptional customer and employee engagement and outstanding transformations to the cloud, adopting cutting-edge advancements and demonstrating impressive business impact

Hoboken, N.J., May 26, 2022, NICE (Nasdaq: NICE) today announced the winners of its CX Excellence Awards 2022. The winning organizations were recognized for driving frictionless experiences throughout the customer journey. The 16 award winners across six categories were honored at Interactions Live, the industry’s biggest customer experience virtual event, highlighting strategies for bringing CX visions to life by enabling exceptional customer and employee engagement and outstanding transformations to the cloud, adopting cutting-edge advancements and demonstrating impressive business impact.

The CX Excellence Award winners demonstrated remarkable results in one of six categories:

Best Cloud Implementation – Celebrating the flawless deployment of next-gen, cloud-based technology that demonstrated business impact. The winners are Trip Advisor, Disney Streaming and Teleperformance.

Best CX Innovation – Honoring the adoption of innovative artificial intelligence, analytics or automation that drove digital fluency and transformation as well as business results. The winners are Trimble, Banco BMG and Medscheme.

Best Customer Experience – Recognizing the steps taken to deliver a new CX standard resulting in increased first call resolution, service levels or Net Promoter Score (NPS). The winners are County of San Diego, Vera Bradley and Pfizer.

Best Employee Engagement – Applauding significant advances in workforce engagement and motivation strategies, empowering employees to be brand ambassadors in a work-from-anywhere environment. The winners are Lands’ End, IAG Loyalty(Avios) and PSCU.

Rookie of the Year – Acknowledging the remarkably rapid adoption and implementation of best practices, such as infusing digital fluency, efficiency of roll-out and improved training. The winners are Gusto, Freedom Mortgage and SCCL.

Trailblazer of the Year – Showcases customers with exceptional success stories that have adopted some of the more cutting-edge tools like Enlighten and proven to have the most effective use of AI or self-service. The winner is Fifth Third Bank.

Barak Eilam, CEO, NICE, said, “In a world where consumers are conditioned to expect everything to be easy, effortless and instantaneous, eliminating friction makes all the difference between brand loyalty and brand abandonment. We’re delighted to celebrate organizations that have excelled in ensuring frictionless customer journeys by redefining their customer and employee experiences using advanced innovations. Congratulations to all the winners for this well-deserved honor.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.